MAIL STOP 3561

June 28, 2007

Mr. David L. Warnock, President and Chief Executive Officer
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, Maryland 21202

      Re: **Camden Learning Corporation**
               Registration Statement on Form S-1
               File No. 333-143098
               Filed on May 18, 2007

Dear Mr. Warnock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. are the direct owners and sole members of the Sponsor. Please confirm. State the percentage ownership of each fund.

2. Please discuss the status of the two funds under the Investment Company Act of 1940.

3. Please identify the general partner and limited partner(s) of the two limited partnerships. Please discuss the status of these persons under the 1940 Act.

4. Please identify the direct and indirect owners of the partnerships and identify the managing member/general partner and other member(s)/limited partner(s) of each entity in the ownership chain, using the full legal name.

5. As a related matter, please generally identify entities clearly and revise any statements that use vague or indeterminate designations.

6. We note the significant, continuing experience and involvement of Messrs. Warnock and Hughes in private equity funds and portfolio companies. In addition, certain other directors of the company are/have been involved with portfolio companies of Camden Partners, Inc. See pages 53-54. Please provide for each officer and director a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

7. In addition, because Messrs. Warnock and Hughes are considering the same businesses on behalf of the company and those other entities, it appears appropriate to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

8. We also note the disclosure that the company may, but does not intend to, pursue a business combination with "any company that is a portfolio company of, or otherwise affiliated with, or has received financial investment from, any of the private equity firms with which our existing stockholders, executive offers or directors are affiliated …." See, e.g., page 45. Please discuss the considerations that would lead the company to consider such companies as potential target companies.

9. As a related matter, it appears that an amendment to the certificate of incorporation would be required in order for the board to agree to a percentage lower than 30%. Please address how the disclosure in the prospectus is consistent with the language in the registrant's certificate of incorporation.

10. The staff further notes that the Camden III Funds have granted the company a "right of first refusal" with respect to an acquisition of voting control of a company in the education industry that meets certain criteria. Please include such agreement as a material contract and as an exhibit to the registration statement.

11. As a related matter, we note that the target company(ies) must have an aggregate fair market value in excess of 80% of the amount in the trust account, as adjusted . See, e.g., page 2. Please explain how this requirement meshes with the company's "'right of first refusal' with respect to an acquisition of voting control of any company or business in the education industry whose aggregate enterprise value is at least equal to 80% of the balance of the trust account (less the deferred underwriting discounts and commission and taxes payable)." See page 16.

12. Please explain what is meant by certain specialized terms, such as the following: "the education industry," see, e.g., prospectus cover, page 1, page 19; "K-12 and post-secondary," page 1, "mission critical facilities," page 1, page 41; "on-ground or online school," page 28; "proprietary schools," page 29; "education companies," page 40.

13. Prior to the effectiveness of the registration statement, the staff requests a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prospectus cover

14. Please state on this page and in the prospectus summary, if appropriate, that the company intends to concentrate its search for a target company in the areas of early childcare, grades one through twelve, post-secondary education and corporate training. See page 42.

Prospectus Summary, page 1

Business Combination, page 2

15. We note the statement that, "In no instance will we acquire less than majority voting control of a target business." Please clarify whether the 80% test can be met in a transaction in which the company acquires less than a 100% interest in the target business. If so, explain how such a valuation would be calculated.

Additional Purchases by Our Sponsor, page 3

16. Please discuss the reasons for the described arrangements.

17. It appears appropriate to add to this section the information on page 59 concerning the sponsor's intention to purchase 250,000 units in this offering. Please revise or advise.

The Offering, page 4

Certificate of Incorporation, page 7

18. We note the statements concerning the key provisions in the certificate of incorporation with respect to stockholder approval of a proposed business combination, redemption of shares and termination of corporate existence. Specifically, the prospectus states that none of these provisions will be amended or waived unless the company obtains the consent of holders of 95% of the shares purchased in this offering. Elsewhere, however, the prospectus states, as is typical in such offerings, that the company will take no action to waive or amend such key provisions, which it views as obligations to its stockholders. See page 49. Finally, we note that the certificate of incorporation, attached as Exhibit 3.2, appears to provide different conditions for amendment of Article Third; Article Fifth; and Article Sixth. Please revise to clarify the prospectus, as appropriate, throughout. Also discuss and explain the meaning and purpose of the various provisions of the certificate of incorporation concerning amendment.

Liquidation if no business combination, page 10

19. The prospectus describes contractual arrangements intended to ensure that the funds in the trust account will not be depleted by claims of creditors, among others. In support of an indemnification provided by the sponsor, the Camden III Funds have agreed, among other things, that if either undertakes a liquidating distribution while the indemnification obligations are outstanding, both will "use reasonable efforts to set aside … adequate reserves to cover the reasonably anticipated liabilities" that the sponsor may incur. See also pages 16, 47. Please discuss the circumstances in which a liquidation of one or both funds could occur. Add a risk factor, if appropriate.

Escrow of existing stockholders' securities, page 11

20. Please explain what is contemplated by the statement that the insiders' shares could be released from escrow if the company has the approval of the public shareholders.

Risk Factors, page 13

21. We note your disclosure in the first risk factor that you will not generate any revenues (other than interest income on the proceeds of the offering) until after the consummation of a business combination. Since you intend to acquire an operating business, it would appear that interest income on the proceeds of the offering would not be classified as revenue in your financial statements. Please revise your disclosure accordingly.

22. We note your disclosures on page 18 regarding the need to maintain an effective registration statement covering the exercise of the warrants. Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full purchase price for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

23. Please explain and provide support for the statement in the fourteenth risk factor on page 19 that "… acquisitions in the education industry can be capital intensive, often using indebtedness to finance acquisitions and working capital needs." Discuss the likelihood that the company will use indebtedness to acquire and/or provide working capital for a selected target company, in view of this generalization and the 30% threshold for redemption rights in this offering, see, e.g., page 9. Add a risk factor, if appropriate.

24. In risk factor twenty-seven on page 23, please discuss how open market purchases of the company's common stock by the sponsor, as described on page 3, could affect a shareholder vote upon a proposed amendment or waiver or otherwise.

25. In the thirty-eighth risk factor on page 27, the prospectus refers to a possible business combination with "an entity subject to unknown or unmanageable liabilities." Please explain what is contemplated by this phrase and provide an illustration.

Use of Proceeds, page 32

26. We note the statement that, "Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust and the interest earned on the trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Principal Stockholders, page 59

27. We note the statements concerning the sponsor's ownership position. Specifically, the prospectus indicates that the sponsor currently intends to purchase 250,000 units in this offering. With such purchases, the existing stockholders would beneficially own an aggregate amount of 24.44% of the company's issued and outstanding common stock immediately after the offering. Without such purchases, the aggregate amount would be approximately 20%. These numbers do not appear to take account of any additional purchases of

shares that may occur in the open market prior to any stockholder vote on a proposed business combination. See, e.g., page 3. Please revise or advise.

28. In addition, because it seems reasonable to assume that the sponsor would vote its shares in favor of any amendment to the certificate of incorporation of the type discussed on page 49, it appears that the company's potential ownership of almost 25% or more of the outstanding shares should be discussed and a risk factor added to the prospectus. Please revise or advise.

Financial Statements, page F-1

29. Your attention is directed to Section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

Note 4 – Note Payable to Affiliate and Related Party Transactions, page F-10

30. We note your disclosures regarding the discounting of the related party note payable to a nominal amount of $1,000. Please revise your disclosures to clarify how you determined the appropriate interest rate for this obligation in accordance with paragraphs 13-14 of APB 21, and to disclose the effective interest rate on the note as required by paragraph 16 of APB 21. We may have additional comments after reviewing your response.

31. We note your disclosures regarding the underwriter purchase option. Please revise to include disclosures regarding the valuation of this instrument, similar to your disclosures on page 40.

Exhibit 23.1

32. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all Information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Fax: (212) 370-1300